SUPERCONDUCTOR TECHNOLOGIES

THURSDAY, NOVEMBER 7, 2002

5:00 PM, ET

     THE OPERATOR: Good day, ladies and gentlemen, and thank you for standing by. Welcome to the Superconductor Technologies third quarter 2002 results conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question and answer session. At that time, if you have a question, you will need to press the number one on your touchtone telephone. As a reminder, this conference call is being recorded on Thursday, November 7th, 2002.

     I would now like to turn the conference over to Ms. Lillian Armstrong of Lippert Heilshorn. Please go ahead.

     MS. ARMSTRONG: Good afternoon, everyone, and thank you for joining us today for the STI third quarter results conference call. By now, you all should have received a fax or email of the press release. And if you have not, please feel free to contact our office at 415.433.3777, and we will get that out to you right away.

     With us from management today are Peter Thomas, President and Chief Executive Officer; and Marty McDermut, Senior Vice President and Chief Financial Officer.

     I will review the Safe Harbor provisions of this conference call as well as additional information about the previously announced merger with Conductus, and then I will turn the call over to Peter. This conference call may contain forward-looking statements made in reliance upon the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

     Forward-looking statements include but are not limited to STI’s views on the outcome of the patent litigation with ISCO International, the expected closing date of the merger, future commercial revenues, market growth, capital requirements, and new product introductions, and are generally identified by phrases such as “thinks,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and similar words.

     Forward-looking statements are not guarantees of future performance and are inherently subject to uncertainties and other factors which could cause actual results to differ materially from the forward-looking statements. These factors are detailed in the press release and in the company’s SEC filings, which the company urges you to read. Forward-looking statements are based on information presently available to senior management, and STI has not assumed any duty to update any forward-looking statements.

     Earlier this year, STI announced that it would merge with Conductus. The merger is expected to close by December 31st, 2002. The new entity will retain the STI name. STI has filed a preliminary registration statement on SEC Form S4 in conjunction with the merger, and STI and Conductus expect to mail a joint proxy statement and prospectus to their respective stockholders containing information about the merger.

     Investors and security holders are urged to read the final registration statement and the joint proxy statement prospectus carefully when they are available. The registration statement and the joint proxy statement prospectus will contain important information about STI, Conductus, the merger, and related matters. Investors can obtain these documents free of charge at the SEC’s website, www.sec.gov. And these documents may also be obtained free of charge by directing your request to Superconductor Technologies.

     And with that, I will turn the call over to Peter.

     MR. THOMAS: Thank you, Lillian, and good afternoon, everyone. In my opening remarks I will discuss our third quarter results and recent activities at the company, including the announced merger with Conductus. Marty will then go through our financial results in more detail, after which I will provide a summary to the call and open the call for questions and answers.

     STI posted revenue of $4.7 million for the third quarter, in line with the revised guidance given in our third quarter pre-announcement press release on October 10th. I would like to emphasize that we met our previous goals for commercial revenues during the third quarter. A delay in the signing of a purchase agreement for a government contract led to a government revenue shortfall. We have now received that agreement, and we will record the revenue in the fourth quarter. STI continues to make solid progress on its commercial revenue, and we are expecting to see a greater than 130% increase in commercial revenue in 2002 compared to last year.

     Commercial product backlogs stood at about $6.7 million at the end of Q3. 2002 has been and will continue to be an excellent year for STI, and our recently announced merger with Conductus enhances the potential that our company will have in the future. This consolidation is most appropriate as it comes at a time when the wireless equipment market as a whole continues to suffer from depressed capital expenditures by carriers. Fortunately, while the carriers are slowing their investments in next generation technology, their subscriber bases and MOUs — in other words, minutes of use — are continuing to grow, requiring the carriers to invest more in improving capacity, coverage, and quality.

     Our growth for the first nine months, and we forecast for the remainder of 2002, is grounded in our continuing business with Alltel Corporation and with U.S. Cellular to provide solutions that will improve their networks. We expect to continue these relationships in 2003 and to add additional top-tier wireless customers. Recent developments, including the impending merger with Conductus, lead me to be more positive than ever on our acquiring a growing customer roster as we enter 2003.

     In fact, just today I was advised that we have completed a GPA — that’s a general purchase agreement — with Western Wireless and have received initial purchase orders. Western Wireless is the sixth largest cellular operator in the United States. Now, this is one of three general purchase agreements that we have been working on and expect to conclude shortly.

     On October 10th, STI and Conductus jointly announced that our two companies had signed a definitive agreement to merge. We filed the S4 for this transaction last Thursday, October 31st. We expect the transaction to close by the end of this year. The integration teams are progressing rapidly and smoothly on their respective consolidation plans. We have met with our key customers to discuss the benefits of this merger, and we are comfortable that this consolidation will be viewed favorably in our marketplace.

     In addition, STI recently secured an additional $5 million in financing. This means that STI will now receive $20 million in new equity financing at the time the merger closes. We believe these funds will provide STI with more than sufficient funds to reach breakeven, which we expect to occur as early as mid next year.

     Also, we recently received the judge’s ruling from the Markman hearing in the ISCO patent litigation. It is our position that the Markman ruling issued by the U.S. District Court in Delaware substantially strengthens our position regarding non-infringement in this litigation, and we continue to expect that we will prevail in these proceedings.

     Now, to the financial guidance for the remainder of 2002: First, let me explicitly state that while some statements throughout this presentation have been forward-looking, all of the statements in this upcoming section are forward-looking and are subject to various risks and uncertainties, including those detailed from time to time in our filings with the Securities and Exchange Commission including our annual report on Form 10K and the risk factors filed as Exhibit 99.

     As economic and market conditions change at any time during the year, our future revenues, plans, and expenditures will vary from the observations in this section and these differences may be material. Furthermore, in compliance with Regulation FD, we will not be commenting on analyst models other than to point out inconsistencies with our own public information.

     STI’s full year 2002 total net revenues are expected to be in the range of $22 to $25 million, consistent with previous guidance, with commercial product revenues contributing approximately 80%, and government revenues contributing the remainder. If our shipments are nearer the lower end of that range, our much-anticipated transition to positive commercial gross margins may not occur until Q1. R&D expense is expected to be in the range of $6.8 million to $7.2 million for the year, and selling, general, and administrative expenses are expected to be in the range of $141/2 to $15 million for this year. Based upon forecasts from the proposed merger with Conductus, we estimate that STI may achieve quarterly breakeven operating results based upon commercial revenues in the range of $11 million to $12 million and government revenues in the range of $1.3 to $1.5 million by mid next year.

     The preceding financial guidance information is specifically forward-looking and is based on information currently available to senior management. The company assumes no obligation to update this information.

     With that, I will turn the call over to Marty for a more detailed review of the quarter.

     MR. MCDERMUT: Thank you, Peter, and good morning or good afternoon, everyone. As I have in the past, I am going to provide additional comments and highlight certain areas relating to our third quarter results as reported in today’s press release.

     Considering the environment we are in, I am very pleased that we met our net commercial product revenues forecast for this quarter. It’s down from the second quarter of this year, but it’s up significantly from the third quarter of last year and up from the first quarter of this year. Our government revenues totaled approximately $430,000 in the last quarter and $2.1 million for the nine months ended September 28th, 2002. As we have said, these amounts are below our expectations because of a delay in receiving a government R&D contract. We now have that contract in hand and expect to make these revenues up in the fourth quarter.

     Our commercial gross product margin was negative in the third quarter by $405,000. This is an improvement from last year’s quarter and the first and second quarters of this year. This improvement is due to lower overhead, improved labor efficiencies, and reduced material cost. Through our prior conference calls, we have emphasized that we place a lot of focus on manufacturing and R&D efforts to reduce the costs — the manufacturing costs of our SuperFilter units.

     This improvement in the margin is evidence of our efforts in this area, and we continue to emphasize lowering our manufacturing costs and expect to continue to demonstrate positive results in this area in the future. Including both contract and other research and development expenses, they totaled $1.5 million this last quarter and $5.4 million for the last nine months. These amounts are lower than the prior year due to reduced government contract efforts. And even though we expect an increase in the government R&D contract revenues in the fourth quarter, fourth quarter total R&D expenses should be comparable to this last quarter.

     Our SG&A expense this last quarter totaled $3.3 million and is comparable to the same quarter last year. These expenses are lower than the first two quarters due to our cost containment measures we announced in

July. And for the nine months just ended, SG&A expenses totaled $11.6 million as compared to $8.5 million for the same period last year. The increase is almost entirely due to increased sales and marketing efforts and defense expenses relating to the ISCO litigation.

     The total net loss for the quarter was $4.8 million, better than the year-ago quarter, and $1.1 million better than the $5.9 million loss in the second quarter of this year. The improvement in this quarter’s net loss is due to cost reductions and improvement in efficiencies. The net loss available to common shareholders included a deemed distribution to preferred stockholders. And as a result, the net loss attributable to common stockholders for the third quarter of 2002 was $5,400,000 or $0.23 per diluted share as compared with $5.5 million or $0.30 per diluted share for the year-ago quarter.

     We ended the last quarter September 28th with $8.1 million in the bank. As we announced in early October, on September 30th we converted the remainder of our Series E convertible preferred stock into 2,155,262 common shares and paid the associated conversion premium with $3 million in cash and 18-month note, a $1.7 million subordinated note. The note carries eight percent interest, with interest only payable for the first six months, and monthly amortization of principal and interest for the remaining 12 months.

     As you know, we have signed a definitive merger agreement with Conductus. And also, as Peter mentioned, we now have secured firm commitments from existing shareholders and affiliates for a $20 million investment through a private placement in the combined company. With the completion of this financing, we estimate the combined entity would have sufficient cash to fund the combined operations of the new companies well into 2004.

     And with that, thank you, and now back to Peter.

     MR. THOMAS: Thank you, Marty. I am pleased with our revenue growth in 2002. I firmly believe that the capital expenditures by carriers in the areas of the wireless telecom industry in which STI plays are going to increase in 2003 as carriers focus on performance improvement and capacity enhancements to their networks. We are seeing evidence of increased interest and activity from potential new customers. And as well as with Western Wireless, we expect to add another top-tier wireless carrier to our customer list late this year.

     The STI sales force in 2003, following the merger, will be almost twice as large as the current team. And all sales persons are experienced and already involved in penetrating more regions and in development more contacts and several large carriers. Furthermore, the merger with Conductus will double our revenues from government contracts. I am pleased with the progress the two companies are making in planning for a cost-effective integration of the companies and enhancing the assets that each company brings to the deal.

     I thank you all for listening, and we are now ready for your questions.

     THE OPERATOR: Thank you, sir. Ladies and gentlemen, if you have a question at this time, please press the one key on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. Once again, if you have a question, please press the one key. One moment for our first question. Our first question comes from Douglas Adams of Davenport and Company. Please go ahead, sir.

     MR. ADAMS: Good afternoon, Peter.

     MR. THOMAS: Hello, Doug.

     MR. ADAMS: How are you doing today?

     MR. THOMAS: Doing fine. How are you?

     MR. ADAMS: Doing great. Thanks. I wanted to ask you about the general purchase agreement with Western Wireless. Is there a purchase order associated with that in terms of, you know, a particular quantity that’s going to be purchased or — explain how it works.

     MR. THOMAS: The general purchase agreement is a set of terms and conditions and pricing under which they will buy products from us. It does not have a minimum order quantity, and that is the most typical kind of agreement in this industry and similar to the ones we are working on with two other companies right now. We have received some initial orders under this agreement, but the agreement itself does not specify a minimum.

     MR. ADAMS: How many base stations do they have?

     MR. THOMAS: Western Wireless, I believe, has around 3,000. That number is plus or minus but pretty close.

     MR. ADAMS: Okay. Do you have any assessment of how many in their system that they may be wanting to upgrade?

     MR. THOMAS: Well, I have received from the sales folks various — this has been going on for about three months that we have been working on this, and I have been — they come back more or less enthusiastic from the meetings they go to. And so, the numbers tend to range from very large to somewhat modest, and the range is so great that I think it’s probably not relevant to try to give you one right now.

     MR. ADAMS: Okay. And I am not a good attorney, so I don’t know what you are referring to on the Markman ruling in terms of strengthening your patent defense. Can you give me an encapsulated kind of review of that?

     MR. THOMAS: I won’t give you the absolute specifics, but I think I can maybe explain what we are talking about since we came out and said we were feeling very positive about it. And immediately thereafter, ISCO put out a press release saying that they were feeling very positive about it. I believe they said that they won a number of the points that the judge ruled on. What the judge is doing is he is interpreting and helping to clarify the way in which the claims in the patent will be construed when comparing our products and Conductus’s products to them. And he made these interpretations in about a dozen different points. ISCO won some of those, and we won some of those.

     But it’s not a matter of quantity. It’s a matter of which ones really make your case or don’t make your case. And there was one in particular that we felt was extraordinarily positive for us and certainly substantially enhanced our view that we already had that we were going to prevail on this in this case. Well, I guess that’s mainly the point. It was an interpretation of a piece of language in the claim that, after his interpretation, made us feel that it would, in our view, very difficult to find that we would have infringed that patent.

     MR. ADAMS: Okay. The other two wireless companies that you indicated you are working on general purchase agreements with, how good do you feel about those, how close are they? You know, are these companies larger than Western Wireless or are they, you know, in the top ten, top five?

     MR. THOMAS: They are large.

     MR. ADAMS: Okay.

     MR. THOMAS: Very large.

     MR. ADAMS: All right.

     MR. THOMAS: I wouldn’t have mentioned it if I didn’t feel pretty good about them.

     MR. ADAMS: All right.

     MR. THOMAS: And again, one of them especially we have been working on for quite a long time now and would anticipate that that will come to a positive conclusion mostly probably yet this year.

     MR. ADAMS: Okay. Well, that’s great news, and I appreciate your taking my questions. And I don’t want to monopolize the call so that’s all I have at the moment.

     MR. THOMAS: Thank you, Doug.

     MR. ADAMS: Thank you.

     THE OPERATOR: Thank you, sir. Once again, ladies and gentlemen, if you have a question, please press the one key. Our next question comes from Richard Simkins of Simkins Financial. Please go ahead, sir.

     MR. SIMKINS: Marty, this is Rich Simkins in Nashville.

     MR. MCDERMUT: How are you doing?

     MR. SIMKINS: I was looking at the statement they put out on the screen, and my question was even though, you know, revenues have done tremendous, it appears that total expenses climbed right up and above the revenue increases. Is there a point where the total expenses are going to start coming down and revenues overtaking them?

     MR. MCDERMUT: Well, I think the — we have announced in July that we did some cutbacks to stabilize those expenses, and you know, if you compare the expenses from the first quarter, which were about $101/2 or $10.4 million, and they climbed back up to $12 and now we are back down, we are stabilizing them. And what’s going to happen going forward is as those revenues grow, we are going to do everything we can to keep those operating expenses under control. But there has to be some growth. There has got to be some growth in the sales. You know, you have sales commissions, and there will be some G&A growth. But we expect, you know, that we are going to grow — the revenues are going to grow, and these expenses are going to stay under control.

     MR. SIMKINS: Well, with the merger, will you see an increase in those kinds of expenses or a reduction or the same?

     MR. THOMAS: Let me respond to both parts of the question, the initial part and that part. For the last year we have been working to — or for the last couple of years actually working to increase our capacity to be able to ship higher quantities of units and at the same time build into the infrastructure our ability to reduce the cost of the product as we go along. And there is an overhead cost to that because, you know, it’s like adding manufacturing engineers to be able to figure out how to reduce the direct labor and the direct material in the product.

     So, that’s what’s tended to cause the increase in expenses and costs as we have gone through the last actually couple of years. If you will note, in this last quarter, our operating profit actually improved — our operating loss actually improved by $1.1 million from the second quarter, and we believe we have now sort of passed that point where from now on it’s more likely than not that each quarter the operating margin will improve. That’s why we have come to this view that by the middle of next year we expect to actually get into the black, and that’s a long step considering, in the past and up to now even, our gross margin hasn’t been positive, let alone our operating margin.

     As far as the Conductus merger is concerned, the plan with the Conductus merger is that their government business, which is very complimentary to ours and would be operated from a site in their Sunnyvale operations, would cover the additional expenses of taking on that operation. And so, therefore, there should be little, if any, net cost to our bottom line from that and a very big improvement from the addition of sales that we get on the commercial side and any upside on sales that we get on the government side from them. The actual operating expenses, things like R&D and G&A, will go up. But as I said, they will be more than offset by the additional revenues we get from Conductus.

     MR. SIMKINS: Okay. That answered my question. Thank you.

     THE OPERATOR: Thank you, sir. Once again, ladies and gentlemen, if you have a question, please press the one key. Gentlemen, there appear to be no further questions. At this time, I would like to turn the program back over to you.

     MR. THOMAS: Well, thank you very much. I appreciate your attending this conference. I hope the fact that there were few questions means that we dealt with all your issues. We feel like this year is going well for us right now, and I think maybe even more importantly we feel that the prospects for next year are very good right now. We look forward to a continued growth next year and for that growth taking us to the point where we feel we have a very good shot at actually turning this company into the black during next year. We hope you will continue to be interested in us and will participate with us and watch us fulfill that statement. I look forward to the next call we have at the end of the year. Thank you very much.

     THE OPERATOR: Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may now disconnect. Everyone have a great day.

(Conclusion of teleconference)